

December 9, 2013

Via E-mail
Robert F. Mangano
President and Chief Executive Officer
1st Constitution Bancorp
2650 Route 130
Cranbury, NJ 08512

>   **Re: 1st Constitution Bancorp
>   Amendment No. 1 to Registration Statement on Form S-4
>   Filed November 27, 2013
>   File No. 333-191841**

Dear Mr. Mangano:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary

Interests of Rumson directors and management in the merger, page 11

1.   We note your revised disclosure in response to prior comment 8 in our letter dated November 18, 2013. Please revise to clearly state whether you anticipate that Ms. Hoffman and Mr. Sannelli will be required to commute more than 30 miles from their respective residences to 1st Constitution headquarters following the merger and, therefore, will have the right to payment under their respective contracts.

Material United States Federal Income Tax Consequences, page 74

2.   In the first paragraph on page 76, please remove the qualification: "subject to the

assumptions and qualifications to be contained in the opinion of Day Pitney LLP to be delivered at closing." Because this section constitutes the opinion of Day Pitney, any assumptions and qualifications should be contained herein.

3. Please remove the last full sentence on page 77 that says the discussion is intended only as a summary of material tax consequences. The discussion is the opinion of counsel and should be a complete discussion of the federal income tax consequences of the transaction as required by Item 4 of Form S-4.

1st Constitution MD&A – Allowance for Loan Losses, page 108

4. In light of the materiality and significant variability of the mortgage warehouse lines portfolio and the allowance for loan losses and the related impact on your credit quality metrics and trends, please revise to provide a separate discussion and analysis of your loan portfolio credit quality and trends excluding the impact of this portfolio for each period presented. Specifically, disclose the allowance for loan losses excluding the allowance allocated to the mortgage warehouse lines to total loans at period end excluding mortgage warehouse lines for each period end presented.

You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
     Frank E. Lawatsch, Jr., Esq.